Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

SUPPLEMENT NO. 8 DATED DECEMBER 20, 2012

TO PROSPECTUS DATED MAY 2, 2012

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated May 2, 2012 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 6 (which is cumulative and replaces all prior Supplements), Supplement No. 7 and this Supplement No. 8.

TABLE OF CONTENTS

Status of the Offering	S-3
Recent Developments	S-3

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, the outcome of current and future litigation, regulatory proceedings or inquiries, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of November 30, 2012, 116,759,020 Units remain unsold. Our offering of Units will expire on January 19, 2013, unless it is extended. We plan to extend the offering for one additional year until January 19, 2014, provided that the offering will be terminated if all of the Units are sold before then.

As of November 30, 2012, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	55,968,252	615,650,776	554,085,699

Total	65,492,062	$715,650,776	$644,085,699

RECENT DEVELOPMENTS

Recent Membership Interest Purchase Agreement

On December 5, 2012, we entered into a membership interest purchase agreement with Apple REIT Six, Inc. for the potential acquisition of a 26% membership interest in Apple Air Holding, LLC for approximately $1.45 million that is expected to close simultaneously with the closing of a potential merger of Apple REIT Six, Inc. with and into BRE Select Hotels Corp. The membership interest, if a closing occurs, will include all rights and obligations of Apple REIT Six, Inc. under Apple Air Holding, LLC’s operating agreement. Also as part of the purchase, we agreed to indemnify BRE Select Hotels Corp for any liabilities related to the membership interest. The remaining 74% membership interests are collectively owned by Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc. Since there can be no assurance at this time that a merger of Apple REIT Six, Inc. will occur with BRE Select Hotels Corp, there can be no assurance that a closing will occur under the membership interest purchase agreement.